Earl T. Shannon, President
Salty’s Warehouse, Inc.
1850 Southeast 17th Street, Suite 300
Fort Lauderdale, FL 33316

August 9, 2006

Elaine Wolff
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:                               Salty’s Warehouse, Inc. (the “Company”)
Registration Statement on Form SB-2 filed August 7, 2006
Registration No. 333-130707

Dear Ms. Wolff:

Pursuant to Rule 461 of Regulation C, we hereby request the acceleration of the effective date for the Company’s Registration Statement to 5:00 PM Eastern Daylight Savings Time on Friday, August 11, 2006 or as soon as possible thereafter.

The Company hereby acknowledges the following:

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in connection with the Commission’s review of our filing or in response to the Commission’s comments to our filing.

Thank you for your assistance in this matter.

Sincerely,

/s/ Earl T. Shannon
Earl T. Shannon, President
Salty’s Warehouse, Inc.
cc: Ruba Qashu, Esq.